EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Allied Capital Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-88681) on Form S-8 of Allied Capital Corporation of our report dated June 22, 2007, with respect to the statements of net assets available for plan benefits of the Allied Capital 401(k) Plan (the Plan) as of December 31, 2006 and 2005 and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule as of December 31, 2006, which report appears in the Plan’s Annual Report on Form 11-K for the year ended December 31, 2006.

/s/ KPMG LLP
Washington, DC
June 22, 2007